Exhibit (a)(1)(v)

FRANKLIN BSP CAPITAL CORPORATION
c/o SS&C GIDS, Inc.
Ste. 219943
430 W. 7th Street
Kansas City, Missouri 64105-1407
T: Investor Relations at (844) 785-4393
W: www.fbccbdc.com

March 18, 2025

Dear Stockholder:

As previously announced, the Board of Directors (the “Board”) of Franklin BSP Capital Corporation (the “Company”) authorized a tender offer for up to 2,500,000 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”), which represents approximately 1.85% of the number of Shares outstanding as of December 31, 2024. The Company previously commenced an offer to purchase Shares for cash at a price equal to the Company’s net asset value (“NAV”) per Share as of December 31, 2024, upon the terms and conditions set forth in the accompanying Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”). On March 14, 2025, the Company reported that its December 31, 2024 NAV per Share is $14.10.

The purpose of this Offer is to provide stockholders with a measure of liquidity, since there is otherwise no public market for the Shares. The Offer period began on March 3, 2025 and will end at 11:59 P.M. Eastern Time, on April 9, 2025. Subject to the limitations contained in the Offer to Purchase, which preceded this letter, all properly completed and duly executed Letters of Transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF DECEMBER 31, 2024 OF $14.10 PER SHARE, PLEASE DISREGARD THIS NOTICE.

We will contact you again each fiscal year to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at this time, please complete the Letter of Transmittal form which preceded this letter and return it in the envelope previously provided to you. Please refer to the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase up to 2,500,000 Shares, which represents approximately 1.85% of the number of Shares outstanding as of December 31, 2024. During any calendar year, we intend to limit the number of Shares we offer to repurchase to the lesser of 10% of the weighted average number of Shares outstanding during the prior calendar year or the number of Shares the Company can repurchase with the cash retained as a result of issuing Shares under the Company’s distribution reinvestment plan (“DRIP”) to those stockholders who have elected to receive their distributions in the form of additional Shares rather than in cash during such period. The number of Shares the Company is offering to repurchase approximates the number of Shares the Company can repurchase with the cash retained as a result of issuing Shares under the DRIP during calendar year ended December 31, 2024.

All requests to tender Shares must be received in good order by the Company, at the address below, by 11:59 P.M. Eastern Time, on April 9, 2025.

Franklin BSP Capital Corporation
c/o SS&C GIDS, Inc.
Ste. 219943
430 W. 7th Street
Kansas City, Missouri 64105-1407

If you have any questions, please call your financial advisor or call us at (844) 785-4393.

Sincerely,
/s/ Richard J. Byrne
Richard J. Byrne
Chief Executive Officer and Chairman, Franklin BSP Capital Corporation